Series Portfolios Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

December 19, 2017

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington D.C. 20549

Re:	Series Portfolios Trust (the “Trust”)
File Nos. 333-206240 and 811-23084
MProved Systematic Long-Short Fund (S000060157)
MProved Systematic Merger Arbitrage Fund (S000060158)
MProved Systematic Multi-Strategy Fund (S000060159)

Dear Ms. Rossotto:

We are responding to comments received from the Securities and Exchange Commission’s (the “SEC”) Division of Investment Management staff (the “Staff”) on December 4, 2017, via telephone regarding the Trust’s Post-Effective Amendment (“PEA”) No. 27 to its registration statement. PEA No. 27 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”) on Form N-1A on October 12, 2017, for the purposes of registering three new series of the Trust, the MProved Systematic Long-Short Fund, MProved Systematic Merger Arbitrage Fund and MProved Systematic Multi-Strategy Fund (each a “Fund”, and together, the “Funds”). A summary of the Staff’s comments, along with the Trust’s responses, is set forth below. With respect to responses showing revisions made to the registration statement, new language is underlined and deleted language has a ~~strike-through~~. Undefined capitalized terms used herein have the same meaning as in PEA No. 27.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

PROSPECTUS

MProved Systematic Long-Short Fund

1.	Staff Comment: Please delete the phrase “…by engaging in rules-based long-short strategies” as this is a description of the strategy and not the investment objective.

Response: The Fund has made the requested revision which will be reflected in the subsequent 485BPOS filing for the Funds (the “Filing”).

2.	Staff Comment: Please include in a footnote the explanation that acquired fund fees and expenses are estimated for the Fund’s current fiscal year. This comment applies to all Funds.

Response: After calculation of the estimated Total Annual Fund Operating Expenses, the Funds have determined that no Fund will incur acquired fund fees and expenses. Each Fund has, therefore, deleted the line item from its respective fee table.

3.	Staff Comment: As the Fund charges a redemption fee, include the second expense example (see instruction 4(f) to Item 3 of Form N-1A).

Response: Instruction 4(f) requires a second expense example if a sales charge or other fee is charged upon redemption. Since the redemption fee is charged only on shares held 30 days or less, it would not be applicable to an investor that has held shares for the full 1 year or 3 year periods required to be reported in the example, and is therefore, not applicable disclosure.

4.	Staff Comment: Please explain in plain English what a short position is. This comment applies to all Funds.

Response: As appropriate, each Fund has added plain English disclosure to its respective principal strategy disclosure explaining that when the Fund takes a short position it anticipates that the value of a security will decrease in the future. In a short sale transaction, the Fund will borrow a security and sell it at the current market price in the anticipation of buying the security at a lower price prior to the time the Fund is obligated to return the security to the owner. These revisions will be reflected in the subsequent Filing.

5.
Staff Comment: Please clarify how the Fund will meet its investment objective. Specifically, provide clarity on the interaction of the use of long-short strategies and “event driven opportunities.” For example, clarify the securities in which the Fund will invest first (i.e., equities and derivatives) and then explain that the investment objective will be met through a quantitative strategy that seeks to identify companies that the Adviser expects to be impacted by event driven opportunities.

Response: The Fund has made the following revisions to its strategy disclosure:

“Under normal conditions, the Adviser pursues the Fund’s investment objective ~~through~~ utilizing rules-based, long-short strategies~~,~~. ~~which involves investing in the~~

The Fund primarily invests in equity securities and derivatives, as described below.  In pursuing the Fund’s investment objective, the Adviser seeks to identify ~~of~~ companies that ~~the Adviser~~ it expects to be impacted by a significant corporate or market event, including corporate actions, abnormal price movements, investor sentiment, and shifts or disruptions in the company’s balance sheet, cash flow, or earnings fundamentals (referred to as “event-driven opportunities”) or other industry and market dynamics.

A long-short strategy involves buying long securities that are expected to increase in value and selling short securities that are expected to decrease in value. The Fund seeks to profit when the price of a security changes to reflect more accurately the likelihood and potential impact of the occurrence, or non-occurrence, of such an event. The Adviser will typically take a long position in a security or other financial instrument that is believed to be underpriced, or a short position in a security or other financial instrument that is believed to be overpriced. In a short sale transaction, the Fund will borrow a security and sell it at the current market price in the anticipation of buying the security at a lower price prior to the time the Fund is obligated to return the security to the owner.  While there is no guarantee of this convergence between market and anticipated value, the Adviser believes there to be a reasonable probability of such convergence based upon historical statistical analysis.

6.
Staff Comment: In the first sentence of the third paragraph of the principal investment strategies disclosure, explain what quantitative and qualitative skills will be used and how the Adviser selects securities using the two skill sets, using plain English.

Response: The Fund has made the following revisions, which will be reflected in the subsequent Filing:

“Implementing long-short strategies requires both quantitative (i.e., statistical analysis and financial modeling)_and qualitative (i.e. formulating hypotheses and setting assumptions) skills to identify and interpret the potential impact of the aforementioned market disruptions on the anticipated value of a company’s equity.

7.	Staff Comment: Please elaborate on what is meant by the statement: “The Adviser does not intend the Fund to be market neutral.”

Response: The Fund has made the following revision, which will be reflected in the subsequent Filing:

“The Adviser does not intend the Fund to be market neutral. The Fund intends to generally maintain a net long exposure to the equity market (long market value minus short market value) that is greater than the 0% exposure which a “market neutral” fund is designed to provide, but less than the 100% exposure provided by a fund that invests only in long positions. This is intended to allow the Fund to benefit from a rising market, although to a lesser extent than a “long-only” fund, while still affording some protection from a falling market because of the Fund’s short positions, which are designed to perform inversely to the market.”

8.	Staff Comment: In the fourth paragraph of the principal investment strategies disclosure, explain in plain English what is meant by the “opportunity set” for the long-short strategy cycle.

Response: The Fund has revised the sentence to read:

“~~The opportunity set~~ Performance for long-short strategies can be cyclical and will vary with market conditions.

9.	Staff Comment: In the fifth paragraph, the Fund references “leverage limits”. Please explain how the Fund will engage in leverage (e.g., through its use of derivatives).

Response: The Fund has made the following addition, which will be reflected in the subsequent Filing:

“The Fund may use total return swaps on equity securities as a substitute for investing in conventional equity securities and for investment purposes to increase its economic exposure to a particular security in a cost-effective manner. At times, the Fund may gain all of its equity exposure through the use of total return swaps on equity securities. The Fund’s use of total return swaps on equity securities will have the economic effect of financial leverage.”

10.	Staff Comment: Discuss what the Fund’s policies are with respect to “leverage limits” and “position limits” (see same paragraph).

Response: References to “leverage limits” and “position limits” have been deleted. The Fund has made the following clarifying revisions to the disclosure:

“In selecting investments for the Fund, the Adviser applies a rules-based approach in which a variety of guidelines are imposed as soft limits, which determine portfolio composition.~~. Those guidelines may include leverage limits of the portfolio, position limits as a function of the total net asset value of the Fund, a percentage of the market capitalization of the company, and/or the risk and return expected from the investment.~~ The Adviser may sell a position when it determines that the position no longer satisfies the Adviser’s rules-based criteria.”

In addition, the Fund has revised the seventh paragraph of the strategies as follows:

“In executing the Fund’s strategy, the Adviser expects to employ leverage as permitted by the Investment Company Act of 1940, as amended (the “1940 Act”), and to use a variety of hedging techniques including short selling. The Fund’s use of leverage will vary depending on market conditions, and at times may be significant.  It may also enter into derivative transactions, including swaps.”

11.	Staff Comment: Also, explain what is meant by “a percentage of the market capitalization of the company” (see same paragraph).

Response: The reference to “a percentage of the market capitalization of the company” has been deleted.  Please see the response to item 10 above.

12.
Staff Comment: Will the Fund invest in emerging markets countries as part of its principal investment strategy? If so, include appropriate strategy and risk disclosure. Also, explain how the Fund defines an “emerging market”. This comment also applies to the MProved Systematic Merger Arbitrage Fund.

Response: The MProved Systematic Long-Short Fund confirms that investment in emerging markets will not be a principal strategy, as such, no additional strategy or risk disclosure has been added.  The MProved Systematic Merger Arbitrage Fund may invest in emerging markets as part of its principal strategy and, as such, appropriate disclosure has been included.

The Funds consider emerging market countries to be those countries not defined as “Developed Markets” by either MSCI Global Equity Indices or S&P Dow Jones Indices. Disclosure to this effect has been added to the SAI.

13.	Staff Comment: Will the Fund invest in contingent convertible securities? If so, the Staff may have further comments. This comment applies to all Funds.

Response: The MProved Systematic Long-Short and MProved Systematic Merger Arbitrage Funds confirm that they will not invest in contingent convertible securities. The MProved Systematic Multi-Strategy Fund will invest in contingent convertible securities; as such, the Multi-Strategy Fund has made the following revision to its strategy disclosure:

“The Fund implements these strategies by investing globally (including in emerging markets) in a broad range of instruments, including, but not limited to, equities, bonds, convertible securities (including contingent convertible securities), futures ….”

Additionally, the Multi-Strategy Fund has added corresponding risk disclosure to its principal risk section.

14.	Staff Comment: Disclose the duration of the Fund’s debt portfolio. This comment also applies to the MProved Systematic Merger Arbitrage Fund.

Response: The referenced Funds confirm that they will not invest in in debt securities as a part of their principal investment strategy. As such, each Fund has revised its principal strategy disclosure to remove the discussion of debt securities.

15.
Staff Comment: Are the Fund’s temporary defensive investments part of its principal investment strategy? If not, please move this disclosure to the Fund’s Item 9 disclosure section. This comment applies to all Funds.

Response: The Funds confirm that temporary defensive positions are not a part of the principal investment strategy and have made the requested revision.

16.
Staff Comment: Please ensure that all principal investment risks disclosed have correlating strategy disclosure in the principal investment strategy section. For example, the “Debt Securities Risk” notes bonds and certain asset backed securities specifically, but there is no correlating strategy disclosure. See also, “Liquidity Risk” (which specifically references restricted, distressed, non-exchange traded, and/or privately placed securities) and “New Issue Risk” (which references initial public offerings). This comment applies to all Funds, as applicable to their strategy and risk disclosure.

Response: The Funds have reviewed and revised their respective disclosures to ensure that each strategy has correlating risk disclosure, and vice versa. Any resulting revisions will be reflected in the subsequent Filing.

17.
Staff Comment: Please add preferred stock and convertible securities risk, if investment in these types of securities these are principal investment strategies. This comment also applies to the MProved Systematic Merger Arbitrage Fund.

Response: The Fund has added the requested risk disclosure which will be reflected in the subsequent Filing.

18.	Staff Comment: If part of the Fund’s principal investment strategy, add risk disclosure for REITs and when issued securities. This comment also applies to the MProved Systematic Merger Arbitrage Fund.

Response: The Fund has added the requested risk disclosure which will be reflected in the subsequent Filing.

19.
Staff Comment: In the “Performance” section, please include the statement required by Item 4(b)(2)(i) that past performance is not necessarily an indication of how the Fund will perform in the future. This comment applies to all Funds.

Response: Each Fund has made the requested revision, which will be reflected in the subsequent Filing.

MProved Systematic Merger Arbitrage Fund

20.	Staff Comment: Please delete the phrase “…by engaging in a rules-based merger arbitrage strategy” as this is a description of the strategy and not the investment objective.

Response: The Fund has made the requested revision, which will be reflected in the subsequent Filing.

21.
Staff Comment: The Fund states that: “Selection filters include, without limitation, region and market capitalization.” Please clarify what, if any limitations the Fund imposes on the regions or market capitalizations in which it invests.

Response: The Fund has revised the disclosure as follows:

“Selection filters include, without limitation, market capitalization, such as restrictions on investments in securities of issuers with market capitalizations less than $100 million.”

22.
Staff Comment: The Fund states that: “The transaction selection filters and parameters that the Adviser utilizes in pursuing the strategy have discretionary elements and may change over time.” Please explain how the Fund’s strategy can be both “rules-based” and have “discretionary elements”.

Response: The Fund included the word “discretionary” because the rules-based guidelines themselves are set by the Advisor and thus may change over time as the Advisor continues to advance its investment research.

For clarity, the Fund has made the following revision: “The transaction selection filters and parameters that the Adviser utilizes in pursuing the strategy have ~~discretionary~~ elements ~~and~~ that may change over time.”

Mproved Systematic Multi-Strategy Fund

23.	Staff Comment: Disclose the market capitalization of the companies in which the Fund may invest.

Response: The Fund may invest in companies of any market capitalization. Such disclosure has been added to the Fund’s principal investment strategy section, which will be reflected in the subsequent Filing.

24.	Staff Comment: Please state that if the Fund sells credit default swaps, the Fund will cover such transactions to the full notional value.

Response: The Fund has made the requested revision, which will be reflected in the subsequent Filing.

25.	Staff Comment: Confirm supplementally that the Fund will not invest directly in hedge funds.

Response: The Fund confirms that its investments will not include direct investments in hedge funds.

26.
Staff Comment: In the “Relative Values Strategies” section of the principal investment strategy disclosure, please rephrase or clarify the following sentence, using plain English: “The convertible-securities arbitrage strategy seeks to buy “long” a convertible security and sell “short” a portion of the underlying stock into which the convertible security may be converted, potentially also or instead shorting another of the issuer’s debt instruments (or a credit default swap on the issuer) in anticipation of profiting from a relative mispricing among them.”.

Response: The Fund has made the following revision, which will be reflected in the subsequent Filing:

“The convertible-securities arbitrage strategy seeks to buy “long” a convertible security and sell “short” a portion of the underlying stock into which the convertible security may be converted~~, potentially also or instead shorting another of the issuer’s debt instruments (or a credit default swap on the issuer)~~ in anticipation of profiting from a relative mispricing ~~among~~ between them (i.e., when the Adviser believes the convertible security is undervalued relative to the underlying stock).”

27.
In the same section, the Staff finds the following sentence vague: “This strategy can involve equities as well as options in other markets and it may have a long or short exposure to various risk measures.” Please clarify or revise.

Response: The Fund has deleted the sentence referenced in the comment.

28.
Staff Comment: In the “Quantitative Strategies” section of the principal investment strategy disclosure, please clarify, using plain English, what is meant by: “The Adviser may also seek to potentially collect volume-based exchange rebates.”

Response: Upon further consideration, collection of volume-based exchange rebates is not a principal strategy of the Fund; accordingly, that sentence and the remainder of the paragraph has been deleted.

29.	Staff Comment: What is the anticipated allocation among the four strategies, if any?

Response: There is no specific anticipated allocation among the strategies; rather, as the Fund currently discloses, it intends to have exposure to each of the strategies described, however, it may vary its level of allocation among the strategies depending on market conditions, including reducing the exposure to any strategy to zero.

30.
Staff Comment: The Fund states that it may add additional strategies from time to time. Please confirm supplementally that any additional strategies will not present risks that are not already disclosed in the registration statement.

Response: The Fund confirms supplementally its belief that all principal risks of the currently disclosed strategies are adequately disclosed, and further, that if new principal strategies and risks are added that are not currently present, such disclosure will be added to the registration statement.

31.	Staff Comment: Since the Fund discloses “Commodities-Related Investment Risk”, please add correlating disclosure that the Fund invests in commodities products in the strategy section.

Response: The Fund directs the Staff to the strategy disclosure in which it states:

 “The Fund implements these strategies by investing globally (including in emerging markets) in a broad range of instruments, including, but not limited to, equities, bonds, convertible securities (including contingent convertible securities), futures (including commodity futures, index futures, equity futures, bond futures and interest rate futures), currency and commodity forwards, options and swaps (including commodity swaps, swaps on commodity futures, equity swaps, swaps on index futures, total return swaps, interest rate swaps, and credit default swaps (“CDS”)) (emphasis added).”

The Fund believes this includes sufficient disclosure related to the types of commodity-related products in which it will invest, and therefore, respectfully declines any further revisions.

32.
Staff Comment: In the “Management – Portfolio Manager” section, please state that the portfolio managers are each “jointly and primarily” responsible for the day-to-day management of the Fund, per N-1A Item 5(b).

Response: The Fund has made the requested revision, which will be reflected in the subsequent Filing.

Statutory Prospectus

33.
Staff Comment: In “Principal Risks of Investing in the Funds”, is “Larger Shareholder Risk” a principal risk of the Funds? If not, consider revising the section to list principal risks separately from non-principal risks.

Response: The Funds confirm that Large Shareholder Risk is a principal risk of the Funds and has added such risk to each Fund’s summary risk disclosure.

34.
Staff Comment: In the same section, “Investing in Other Investment Companies Risk” describes exchange-traded funds risk. Is this a principal risk of the Funds? If so, please add correlating disclosure in the summary section, or, if not, consider moving to a non-principal risk disclosure section.

Response: The Funds confirm that exchange-traded funds are not a part of the principal investment strategy and have moved the disclosure to the Statement of Additional Information.

35.	Staff Comment: In “Management of the Funds – Investment Adviser”, please expand the description of the Adviser’s experience.

Response: The Funds have made the following revision:

“The Adviser is an SEC-registered investment advisory firm formed in 2016 and provides investment advisory services to the Funds. It currently acts as sub-adviser to two registered investment companies (RICs), in one case as a discretionary sub-adviser and the other in a non-discretionary capacity. The Adviser has not previously acted as a primary adviser to a RIC.”

36.	Staff Comment: In the same section, please state the period of the Funds’ annual report in which a discussion regarding the basis of the Board’ initial approval of the Advisory Agreement.

Response:  Item 10(a)(1)(iii) requires that the Funds disclose that a discussion regarding the Board’s approval of the investment advisory agreement is available in the Funds’ annual or semi-annual report to shareholders and to provide the applicable period covered by the relevant report. As the Funds have not yet launched, they do not have a relevant report available to shareholders. The statement in the Prospectus must therefore be forward looking. If a Fund states a time period for which the report will cover, but does not launch operations as scheduled or within a certain timeframe, the time period disclosed in the Fund’s Prospectus will be incorrect. The Funds, therefore, believe the following revisions satisfies the Item’s requirements, but also accounts for the possibility of disclosure appearing in either the annual or semi-annual report:

“A discussion regarding the basis for the Board’s initial approval of the Advisory Agreement between the Adviser and the Trust will be available in the Funds’ first report to shareholders after the Funds’ commencement of operations.”

The Fund further undertakes to provide the actual period of the report in which such discussion appears in the regular annual updates to its registration statement.

37.
Staff Comment: In “Shareholder Information – Pricing of Fund Shares”, please include the statement required by Form N-1A Item 11(a), instruction 2, that the Funds’ portfolio securities that are primarily listed on foreign exchanges which trade on weekends or other days when the Fund does not price its shares, the net asset value of the Fund’s shares may change on days when shareholders will not be able to purchase or redeem the Fund’s shares.

Response: The Funds have made the requested revision, which will be reflected in the subsequent Filing.

Statement of Additional Information

38.
Staff Comment: In the “Derivatives – Cover for Futures Contracts” disclosure, the Funds state that they will comply with SEC guidelines regarding cover for “these” instruments (i.e., futures contracts). Please state that the Funds will comply with SEC guidelines regarding cover for any type of derivatives.

Response:   The Funds have made the requested revision, which will be reflected in the subsequent Filing.

39.
Staff Comment: With respect to Fundamental Investment Restriction 4, sub (ii) and (iv), please include additional disclosure below the Fundamental Investment Restrictions explaining that sub (ii) and (iv) are not blanket exceptions, and the limits on the Funds’ ability to concentrate in those industries.

Response: The Funds have made the following revisions:

“Concentration. The SEC staff has defined concentration as investing 25% or more of a fund’s total assets in any particular industry or group of industries, with certain exceptions such as with respect to investments in obligations issued or guaranteed by the U.S. government or its agencies and instrumentalities, or tax-exempt obligations of state or municipal governments and their political subdivisions, except that municipal bonds backed only by the assets and revenues of non-governmental users may for this purpose be deemed to be issued by such non-governmental users and thus, issuers of such obligations are subject to the Funds' concentration policy above.  Additionally, repurchase agreements must be backed by securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, or tax-exempt obligations of state or municipal governments and their political subdivisions (except for municipal bonds backed only by the assets and revenues of non-governmental users) to be excepted from the concentration limits. The SEC staff has further maintained that a fund should consider the underlying investments, where easily determined, of investment companies in which the fund is invested when determining concentration of the fund. For purposes of the Fund’s concentration policy, the Fund may classify and re-classify companies in a particular industry and define and re-define industries in any reasonable manner, consistent with SEC and SEC staff guidance. In this regard, the Advisor may analyze the characteristics of a particular issuer and instrument and may assign an industry classification consistent with those characteristics. The Advisor may, but need not, consider industry classifications provided by third parties.”

40.
Staff Comment: With respect to Fundamental Investment Restrictions 5 and 6, the Funds’ state that they may not make certain investments “except as permitted by the 1940 Act”. Immediately following the Fundamental Investment Restrictions, please state the Funds’ policies with respect to investments in real estate and commodities, as the 1940 Act neither expressly prohibits or permits investment in each.

Response: The Fund has added the following disclosure in the “Additional Information Regarding Fundamental Investment Restrictions” section:

“Commodities. The 1940 Act does not prohibit a Fund from owning commodities, whether physical commodities and contracts related to physical commodities (such as oil or grains and related futures contracts), or financial commodities and contracts related to financial commodities (such as currencies and, possibly, currency futures). If a Fund were to invest in a physical commodity or a physical commodity-related instrument, the Fund would be subject to the additional risks of the particular physical commodity and its related market. The value of commodities and commodity-related instruments may be extremely volatile and may be affected either directly or indirectly by a variety of factors. There also may be storage charges and risks of loss associated with physical commodities. The policy related to commodities above will be interpreted to permit investments in exchange traded funds that invest in physical and/or financial commodities.

Real Estate. The 1940 Act does not prohibit a fund from owning real estate. Investing in real estate may involve risks, including that real estate is generally considered illiquid and may be difficult to value and sell. Owners of real estate may be subject to various liabilities, including environmental liabilities. The policy above related to real estate will be interpreted not to prevent the Funds from investing in real estate-related companies, companies whose businesses consist in whole or in part of investing in real estate, instruments (like mortgages) that are secured by real estate or interests therein, or real estate investment trust securities.”

*   *   *   *   *   *

I trust that the above responses and revisions adequately address the Staff’s comments. If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765‑5208.

Very truly yours,

/s/ Alia M. Vasquez
Alia M. Vasquez, Secretary
Series Portfolios Trust

CC:          Marco Adelfio, Goodwin Procter LLP
David Willansky, Magnetar Asset Management, LLC
Joel Harary, Magnetar Asset Management, LLC
Matt Modica, Magnetar Asset Management, LLC
Mike Chick, Magnetar Asset Management, LLC